Mail Stop 4561

March 9, 2006

Keith Sherin
Chief Financial Officer
General Electric Capital Services, Inc.
3135 Easton Turnpike
Fairfield, Connecticut 06828

RE:	General Electric Capital Services, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2004
Filed May 6, 2005
File No. 0-14804

Dear Mr. Sherin,

	We have reviewed your letter filed on February 24, 2006 and have the following comments. Please provide the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2004 Form 10-K/A

Note 1. Summary of Significant Accounting Policies

Revenues from Services (Earned Income), page 50

1. We note your response to comment 1 from our letter dated
February
3, 2006 in which you state that any asset`s fair value is based upon your position in these assets and the related expected cash flows at any point in time. It appears that you are calculating the fair value of your position rather than the fair value of the asset. It also appears that the difference in value is due to your customer relationship which is an intangible asset separate from the value of the asset. If so, please tell us why you believe it is appropriate to include the value of the customer relationship in your estimate of the residual value of the asset.

2. For the periods presented, please quantify for us the affect on your balance sheet and income statement if you estimated the residual value based only on the cash flows from selling the asset into the used market.

Note 5. Financing Receivables (investments in time sales, loans and financing leases) (Restated), page 58

3. We note your response to comment 2 from our letter dated
February
3, 2006 in which you state that you transfer receivables into revolving structures to replenish runoff from repayments and that any such balances are classified as held for sale at the end of each reporting period. Please tell us how these receivables are classified at origination.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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Keith Sherin
General Electric Capital Services, Inc.
March 9, 2006
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